February 10, 2006

Mail Stop 4561

Bob van Leyen
Chief Financial Officer
Raptor Networks, Technology, Inc.
1241 E. Dyer Road, Suite 150
Santa Ana, CA 92705

      Re:	Raptor Networks Technology, Inc.
		Registration Statement on Form SB-2
      Filed January 20, 2006
		File No. 333-131184

Dear Mr. van Leyen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 15
1. We note the language that you intend to use the "safe harbor" provisions for forward-looking information. Please be advised that this provision of the rules is not available to Raptor, pursuant to
Section 27A(b)(1)(C) of the Securities Act of 1933 or Section 21A(b)(1)(C) of the Securities Exchange Act of 1934.


Results of Operations, page17
2. Please revise your discussion to identify the sources of material change in your results of operations. For example, we note that your sales increased dramatically for the nine months ended September 30,
2005 from the nine months ended September 30, 2004, however, there is no discussion as to the reasons for the increase. Quantify each source that contributed to a material change and remove vague terms such as "primarily." See Section III.D of Release No. 33-6835.

Business, page 28
3. Please revise the discussion of the reverse acquisition on October
17, 2003 to more fully disclose all of the aspects of this transaction, such as the business reason(s) for it, the identities of the parties involved, how the two groups came to be known to one another, any third parties involved, the specific amounts of stock given to each entity, the value assigned to the stock at the time, and how that value was determined.
4. Please also substantially revise your discussion of Raptor`s business as it now stands and as it is planned to be. Such discussion should be at lest as informative as your corporate website in its detail and organization. Please ensure that all of the information required by Item 101(b) of Regulation S-B, such as names of principal suppliers, is set forth.

Item 26. Undertakings, page II-10
5. Item 512(a) of Regulation S-B was recently amended in Release
No.
33-8591. Please revise your undertaking as appropriate.

Exhibits
6. We are unable to locate your 2003 agreement with Express Manufacturing. Please advise. Please revise your Business and/or Certain Relationships discussion to specify the material terms of the contract and how the prices charged by Express Manufacturing in this arrangement compare to the prices it charges to third parties.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3462 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Thomas J. Crane
	Rutan & Tucker, LLP
	611 Anton Boulevard, 14th Floor
	Costa Mesa, CA 92626
	Facsimile no.: (714) 546-9035